

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

November 10, 2011

<u>Via E-mail</u>
Mr. Lowell C. McAdam
President and Chief Executive Officer
Verizon Communications Inc.
140 West Street
New York, NY 10007

      Re: Verizon Communications Inc.
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 28, 2011
              File No. 001-08606

Dear Mr. McAdam:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Larry Spirgel

                Larry Spirgel
                Assistant Director